                                                 File No. 70-


               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

               __________________________________

                            FORM U-1
               __________________________________


                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215
          (Name of companies filing this statement and
            addresses of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

             G. P. Maloney, Executive Vice President
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215


       John F. Di Lorenzo, Jr., Associate General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)




ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION
                        A.  Introduction
     American Electric Power Service Corporation ("Service Corporation"), a subsidiary service corporation of American Electric Power Company, Inc. ("American"), a holding company registered under the Public Utility Holding Company Act of 1935 ("1935 Act"), proposes to amend Schedule A ("Proposed Amendment") to its Service Agreements ("Service Agreements") with American and the direct and indirect subsidiaries of American. The Service Corporation currently provides services under the Service Agreements to American, eight electric utility companies (AEP Generating Company ("AEGCo"), Appalachian Power Company ("APCo"), Columbus Southern Power Company ("CSPCo"), Indiana Michigan Power Company ("I&M"), Kentucky Power Company ("KPCo"), Kingsport Power Company ("KgPCo"), Ohio Power Company ("OPCo") and Wheeling Power Company ("WPCo") (collectively, the "Electric Utility Companies"), and various active and inactive non-utility companies, including coal subsidiaries of certain Electric Utility Companies and AEP Energy Services, Inc., AEP Resources, Inc., AEP Resources International, Limited and AEP Investments, Inc. The Proposed Amendment will reflect changes in the services provided by the Service Corporation and the related cost allocations that began January 1, 1996.
                         B.  Realignment
     In order to better position American and its subsidiaries for increasing competition among suppliers of electricity, on January 1, 1996, the Service Corporation and Electric Utility Companies began to realign their organizations to create distinct power generation and energy transmission and distribution groups. Although they will not change their corporate names, the Service Corporation and Electric Utility Companies also began to do business as American Electric Power on January 1, 1996.
     The realignment establishes four functional business units:
Power Generation; Energy Transmission and Distribution; Nuclear Generation; and Corporate Development. Various administrative and other support services will be provided to these business units. The business units and support services are functional organizations placed over existing corporate structures. In the realignment, no new entities will be formed and no utility assets will be transferred.
     1.   Power Generation
     Power Generation is responsible for fossil and hydro generating stations owned and operated by APCo, CSPCo, I&M, KPCo and OPCo. It has four groups: Fossil and Hydro Production; Power Generation Engineering; Environmental Services; and Fuel Supply and Business Support.
     (a) Fossil and Hydro Production is responsible for operating and maintaining the fossil and hydro generating stations. Management and administrative and support services are being centralized in Columbus. Outage and other maintenance and technical support is provided by two regional service organizations. Operating and running maintenance continues to be located at each generating station. These changes are expected to result in a net reduction of approximately 780 positions: 1,200 positions eliminated at the generating stations and 420 positions created in the regional service organizations.
     (b) Power Generation Engineering includes civil, mechanical, electrical, controls and other engineering generally relating to the fossil and hydro generating stations and is located in Columbus.
     (c) Environmental Services provides permitting and other regulatory services relating to environmental laws for Power Generation and for the other business units.
     (d) Fuel Supply and Business Support continues to be responsible for fuel supply and procurement and provides business unit planning and financial management.
     2.   Energy Transmission and Distribution
     Energy Transmission and Distribution is responsible for the transmission and distribution system owned by APCo, CSPCo, I&M, KPCo, KgPCo, OPCo and WPCo. It has three primary groups: Energy Transmission; Energy Distribution; and Energy Delivery Support. It also has business unit planning and associated business development groups.
     (a) Energy Transmission is responsible for engineering, construction, operation and maintenance of the transmission system. Construction, operation and maintenance is divided into three regions, headquartered in Columbus, Fort Wayne and Roanoke. (See
Exhibit 4.) Existing operations centers in Columbus, Fort Wayne and Roanoke continue to operate the transmission system.
          Transmission System Engineering is performed at four offices, located in Columbus, Ashland, Fort Wayne and Roanoke. The Columbus office is responsible for general systemwide transmission engineering as well as all transmission engineering in central, eastern and southern Ohio, northern Kentucky and northern West Virginia. The Ashland, Fort Wayne and Roanoke offices are responsible for regional transmission engineering.
     (b) Energy Distribution is organized into twelve regions responsible for systemwide distribution networks as well as customer services. (See Exhibit 3.) Distribution Engineering and Operations is headquartered in Columbus with regional offices located in Columbus, Fort Wayne and Roanoke. Customer Services is located in Columbus, Fort Wayne and Roanoke with a call center in Columbus. Additional call centers are expected to be established in Ashland, Fort Wayne and one additional location.
     (c) Energy Delivery Support provides technical support for Energy Transmission and Distribution. It also includes Telecommunications, which provides services to other business units as well.
     3.   Nuclear Generation
     Nuclear Generation is responsible for the Donald C. Cook Nuclear Plant ("Cook Plant") owned by I&M and located in southwestern Michigan. During 1996, Nuclear Generation will relocate its Columbus personnel to the Cook Plant in Michigan. In connection with the realignment, 120 positions will be eliminated:
70 positions in Michigan and 50 positions from the combination of the Columbus and Michigan organizations.
     4.   Corporate Development
     Corporate Development is responsible for developing new business opportunities, including non-utility activities.
     5.   Support Services and State Officers
     Management of the services supporting these business units and the support services themselves are being centralized. Accounting functions will be consolidated in Columbus and Canton over the next five years, Human Resources is being organized into four service delivery centers, Marketing is being expanded and other services will be reorganized and renamed. As a result of the consolidation of Accounting and implementation of new accounting systems, approximately 180 staff positions are expected to be eliminated by 2000.
     These consolidated support services will replace the executive and administrative offices of the five major Electric Utility Companies. Five State Officers have been appointed to lead state-level relations with regulators, legislators, media, community leaders and customers in the seven states in which the Electric Utility Companies operate.
                 C.  Reasons for the Realignment
     The Service Corporation and Electric Utility Companies are realigning their organizations in order to (i) unbundle electric services consistent with customer desires and the evolving regulatory structure of the industry and (ii) operate more efficiently.
     Customers no longer want "one-size-fits-all" universal electric service; they want customized services at competitive prices. In order to achieve this, bundled electric services must be unbundled. Electric companies have traditionally provided generation and energy delivery services as a single package. Unbundling will enable electric companies to generate and sell electricity in the competitive marketplace while separately providing delivery services to its customers.
     The Federal Energy Regulatory Commission ("FERC") has acknowledged the need to separate generation and transmission in the wholesale market. (See the Notice of Proposed Rulemaking (RM95-8-000), dated March 29, 1995.) In that Release, FERC stated:
     The Commission's preliminary view is that functional unbundling of wholesale services is necessary to implement non-discriminatory open access. Accordingly, the proposed rule requires that a public utility's uses of its own transmission system for the purpose of engaging in wholesale sales and purchases of electric energy must be separated from other activities, and that transmission services (including ancillary services) must be taken under the filed transmission tariff of general applicability. The proposed rule does not require corporate unbundling (selling off assets to a non-affiliate, or establishing a separate corporate affiliate to manage a utility's transmission assets) in any form, although some utilities may ultimately choose such a course of action. The proposed rule accommodates corporate unbundling, but does not require it.

Although the proposed rules would not require a corporate restructuring, they would require functional separation of generation and transmission.
     In the retail market, separation of the generation and delivery functions, although not yet required by regulators, is good public policy. (See the Position Statement, "Seeking Equity and Freedom of Choice in Transition to Retail Competition" attached as Exhibit 6.) The realignment will enable American and its subsidiaries to provide the separate electrical services that customers desire in a manner that is consistent with evolving regulatory requirements.
     As a result of the realignment, the Service Corporation and Electric Utility Companies expect to provide improved services more efficiently. Power Generation, Nuclear Generation and Accounting are expected to perform their functions with a total of approximately 1,080 fewer staff. (Savings from staff reductions are expected to be invested in information systems, employee training and development, and other areas which will facilitate efficient operations.) Initial staff reductions are not expected in Energy Transmission and Distribution. Staff increases are expected in Corporate Development and Marketing.
     In addition, the business and support units are emphasizing improvements in service, whether to external or internal customers. For example, the generating stations are being operated by shift teams composed of people with various skills. Moreover, a group in Energy Delivery Support is being established to improve Energy Transmission and Distribution operations. As a result of organizing by business units, improvements will be implemented efficiently and consistently across the entire Power Generation or Energy Transmission and Distribution organization rather than on a company-by-company basis.
            D.  Services Affected by the Realignment
     Some management, engineering, maintenance and a variety of administrative and support functions previously performed by the Electric Utility Companies are being rendered after the realignment by the Service Corporation. These services are being provided by the Service Corporation, because the group that performs the services renders them to units of two or more Electric Utility Companies. (When services are primarily performed for one Electric Utility Company and incidentally for another, the personnel performing such services are on the payroll of the first company. The cost of these services will be determined in accordance with Rules 90 and 91 under the 1935 Act and billed to the second company in accordance with a cost sharing agreement.) As compared to December 31, 1994, the realignment is expected to result in a net addition of approximately 1,135 employees to the Service Corporation. (See Exhibit 5.)
     1.   Power Generation
     In Power Generation, the Service Corporation provides management services for all the fossil and hydro generating stations, the Central Machine Shop and generating station training simulator. All generating station managers as well as the Central Machine Shop and simulator manager, who continue to be employees of the Electric Utility Company operating the station, report directly to Service Corporation personnel located in Columbus. The Service Corporation also provides business support and financial management for the generating stations.
     Outage and other maintenance for all fossil and hydro generating stations as well as some administrative and technical support is provided by two regional service centers. Personnel in these regional centers, including some union employees, are employees of the Service Corporation. Each regional service organization has approximately 330 employees.
     2.   Energy Transmission and Distribution
     The Service Corporation provides overall management of Energy Transmission and the management of each of the three transmission regions. Employees in local construction, operations, and maintenance offices are expected to remain employees of the Electric Utility Companies. The Service Corporation also manages and provides transmission system engineering.
     In Energy Distribution, the Service Corporation manages the 12 energy distribution regions, manages and coordinates customer services, and manages and provides engineering, operations and data systems support to the regions. Employees in the 12 regions are expected to remain employees of the Electric Utility Companies.
     In addition, the Service Corporation provides business unit planning and associated business development for Energy Transmission and Distribution.
     3.   Executive Services
     The Service Corporation provides additional executive officers for the Electric Utility Companies. Previously, the Chairman of the Board and several vice presidents were employees of the Service Corporation. As a result of the realignment, an executive vice president of the Service Corporation also became president of all the Electric Utility Companies and other executive officers of the Service Corporation became vice presidents. The only vice president of the Electric Utility Companies who is not an employee of the Service Corporation is the state officer.
     4. Accounting, Human Resources, Marketing, and Other Services Prior to the realignment, the administrative offices of APCo,
CSPCo/OPCo (in 1993, the administrative offices of CSPCo and OPCo were combined), I&M and KPCo provided some accounting, administrative services, governmental affairs, human resources, marketing, public affairs, purchasing, tax, rates and legal functions. The Electric Utility Companies will continue to provide some marketing, rates, environmental affairs, governmental affairs and public affairs (now called corporate communications) functions. Over the next several years, the Service Corporation will begin to provide all Accounting and Human Resources services as well as some other additional services.
     With respect to Accounting, the Service Corporation will begin to provide payroll services in 1996, accounts payable services in 1997 and other accounting services between 1998 and 2000 to the Electric Utility Companies. It is expected that approximately 370 employees will be transferred to the payroll of the Service Corporation during this period.
     On January 1, 1996, the Service Corporation began to supervise and administer the human resource policies for the Electric Utility Companies. Approximately 210 employees will be transferred to the payroll of the Service Corporation to perform these services.
                    E.  Changes to Schedule A
     The realignment of the Service Corporation and the Electric Utility Companies requires numerous changes to Schedule A. These changes will revise the structure of the groups set forth in the Schedule as well as the allocation ratios. With the centralization of management of the Electric Utility Companies, the review and approval of new work orders and monthly billings is changing.
     1.   Groups and Allocation Ratios
     Of the 31 groups identified in the current Schedule A, the following 17 groups will be removed: Automotive Services, Civil Engineering, Construction, Customer Services, Design, Electrical Engineering, Electrical Research and Development, Engineering Education Programs, Insurance and Pension, Land Management, Materials Handling, Mechanical Engineering, Nuclear Engineering, Operations, Quality Assurance, T&D Operations, and Technical Education. Administrative Services, Computer Applications, Controllership, Environmental Engineering, Fuel Supply, Personnel, Public Affairs, Purchasing, and Treasury will change their titles to Corporate Services, Information Services, Corporate Planning and Budgeting, Environmental Services, Fuel Supply and Business Support, Human Resources, Corporate Communications, Procurement and Supply Chain Services, and Accounting, respectively. Finally, new groups will be established for Energy Distribution, Energy Transmission, Fossil and Hydro Production, Internal Audits, Marketing Services, Nuclear Generation, Power Generation Engineering, System Power Markets, Tax, and Energy Delivery Support. A general description of the services provided by each group is set forth in the form of Amended Schedule A filed as Exhibit B.
     In order to accommodate the new groups, the following seven new allocation ratios for functional services identified in Schedule A will be added (the terms "Client" and "Clients" as used in each ratio are described in the Service Agreements):

     (a)  Level of Construction - Production Ratio

          A ratio the numerator of which is the "defined construction expenditures" of each Client generating company during the last twelve months and the denominator of which is the sum of "defined construction expenditures" of all such Clients during the same twelve months. "Defined construction expenditures" for this Ratio are all construction expenditures in all "production" plant accounts except land and land rights and nuclear accounts, and exclusive of construction expenditures accumulated on work orders of a Client to which charges by the Service Corporation are being separately made. This ratio will be revised semi-annually, based on figures as of June 30 and December 31.

     (b)  Level of Construction - Transmission Ratio

          A ratio the numerator of which is the "defined construction expenditures" of each Client operating company during the last twelve months and the denominator of which is the sum of "defined construction expenditures" of all such Clients during the same twelve months. "Defined construction expenditures" for this Ratio are all construction expenditures in all "transmission" plant accounts except land and land rights, and exclusive of construction expenditures accumulated on work orders of a Client to which charges by the Company are being separately made. This ratio will be revised semi-annually, based on figures as of June 30 and December 31.

     (c)  Level of Construction - Distribution Ratio

          A ratio the numerator of which is the "defined construction expenditures" of each Client operating company during the last twelve months and the denominator of which is the sum of "defined construction expenditures" of all such Clients during the same twelve months. "Defined construction expenditures" for this Ratio are all construction expenditures in all "distribution" plant accounts except land and land rights, line transformers, services, meters and leased property on customers' premises, and exclusive of construction expenditures accumulated on work orders of a Client to which charges by the Company are being separately made. This ratio will be revised semi-annually, based on figures as of June 30 and December 31.

     (d)  Coal-Fired Kilowatt Hours Generation Ratio

          A ratio the numerator of which is the coal-fired kilowatt hours generation of each Client generating company for the last twelve months and the denominator of which is the sum of the coal-fired kilowatt hours generation of all Client generating companies for the same twelve months. This ratio will be revised semi-annually, based on figures as of June 30 and December 31.

     (e)  Transmission and Sub-Transmission Pole Miles Ratio

          A ratio the numerator of which is the transmission and sub-transmission pole miles of each Client operating company and the denominator of which is the sum of the transmission and sub-transmission pole miles of all such Clients. This ratio will be revised annually, based on figures at December 31.

     (f)   Plant Megawatt Capability Ratio

          A ratio the numerator of which is the total megawatt capability of all fossil and hydro generating plants of each Client generating company and the denominator of which is the total megawatt capability of all fossil and hydro generating plants of all Client generating companies. This ratio will be revised annually, based on figures at December 31.

     (g)  Fossil Plant Combination Ratio

          A ratio the numerator of which is the sum of (1) the percentage derived by dividing the total megawatt capability of all fossil generating plants of each Client generating company by the total megawatt capability of all fossil generating plants of all Client generating companies and (2) the percentage derived by dividing the total scheduled maintenance outages at all fossil generating plants of each Client generating company for the last three years by the total scheduled maintenance outages at all fossil generating plants at all Client generating companies during the same three years and the denominator of which is the factor 2. This ratio will be revised annually, based on figures at and as of December 31 respectively.

     Allocation ratios assigned to functional work orders established for the new groups are: Energy Distribution - Level of Construction - Distribution Ratio or Number of Electric Customers Ratio; Energy Transmission - Level of Construction - Transmission Ratio or Transmission and Sub-Transmission Pole Miles Ratio; Fossil and Hydro Production - Level of Construction - Production Ratio, Fossil Plant Combination Ratio or Plant Megawatt Capability Ratio; Internal Audits - Kwh Sales Ratio or Coal Company Combination Ratio; Marketing Services - Number of Electric Customers Ratio; Nuclear Generation - directly to I&M; Power Generation Engineering
- Level of Construction - Production Ratio or Plant Megawatt Capability Ratio; System Power Markets - Client Load Ratio; Tax - Kwh Sales Ratio or Coal Company Combination Ratio; and Energy Delivery Support - Number of Client Employees Ratio or Kwh Sales Ratio.
     Continuing groups with new ratios include: Corporate Services
- Kwh Sales Ratio and Coal Company Combination Ratio; Environmental Services - Plant Megawatt Capability Ratio, Coal-Fired Kilowatt Hours Generation Ratio and Kwh Sales Ratio; and Fuel Supply and Business Support - Plant Megawatt Capability Ratio. The portion of Accounting's costs which relate specifically to the internal affairs of the Service Corporation are included in the overheads of the Service Corporation and allocated to the other groups based on the Number of Employees by Group Ratio.
     It is also proposed that Schedule A be amended to allow costs accumulated on a job or project work order performed for two or more companies to be allocated among client companies on a Specific Identification Ratio, Equal Share Ratio, Hydro Kilowatt Hours Generation Ratio, Number of Purchase Orders Written Ratio, or Number of Invoices Processed Ratio, if appropriate. The existing Level of Construction Ratio is revised to change the basis of the calculation from "monthly" expenditures to expenditures "for the last twelve months" and the frequency of calculation from monthly to semi-annually.
     2.   Work Order and Billing Control
     As a result of the centralization in the Service Corporation of these services and management activities, controls and responsibilities previously assigned to the officers of the Electric Utility Companies will be performed by an employee in the Corporate Planning and Budgeting Group of the Service Corporation. This individual will be independent of the Service Corporation work order billing process, which is maintained by the Service Corporation Accounting Department.
     The individual's responsibilities will include approving work order requests and related cost allocation methods, and approving and monitoring work order billings for reasonableness. The Corporate Planning and Budgeting Department also is responsible for evaluating activities and programs on a continuous basis to consider alternatives such as outsourcing and to ensure that work is being performed efficiently. These evaluations are not made on a work order basis, but as part of the budgeting process. Additional review by the business unit, as described below, as well as by project managers provide a second review on the value and propriety of work order charges.
     In addition to review by the Corporate Planning and Budgeting Department, each new business unit will have planning and budgeting responsibilities. This includes measuring and monitoring the monthly Service Corporation work order billings for applicability to its unit. Any disputes are communicated to either the responsible manager creating the charge or the Corporate Planning and Budgeting Department. Unresolved disputes are referred to executive management.
     As before the realignment, accounting controls continue to require that all work orders be approved before costs are accumulated and billed and time charges to work orders be based upon employee-completed and approved time records. The Internal Audits Department of the Service Corporation will continue to conduct periodic audits of the work order accounting system, time reporting system and related controls to ensure that the work order activities are properly authorized, documented and accurately recorded and billed. The audits include assessing controls to ensure that the process for allocating and billing costs to the operating companies produces reliable calculations that comply with the methodologies approved by the Commission. The Internal Audits Department continues to report to the Audit Committee of the Board of Directors of American.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES
     No fees, commissions or expenses, other than the Commission's filing fee of $2,000 and fees and expenses of the Service
Corporation estimated not to exceed $25,000, are to be paid in connection with the proposed transaction.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS
     The Service Corporation considers that Section 13(b) of the
1935 Act and Rules 80 through 94 thereunder may be applicable to the proposed transactions described herein.

ITEM 4.   REGULATORY APPROVAL
     The amendment to Schedule A will be expressly authorized by the State Corporation Commission of Virginia as to APCo and the West Virginia Public Service Commission as to APCo and WPCo.
Copies of applications to such commissions will be filed by amendment hereto as Exhibits D-1, D-2 and D-3, respectively, and copies of the orders of such commissions will be filed by amendment hereto as Exhibits D-4, D-5 and D-6, respectively. No commission other than the Securities and Exchange Commission and these commissions has jurisdiction over the proposed transaction.

ITEM 5.   PROCEDURE
     It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's Order permitting this Application or Declaration to become effective be issued on or before April 30, 1996. The Service Corporation and American waive any recommended decision by a hearing officer or by any other responsible officer of the Commission and waive the 30-day waiting period between the issuance of the Commission's Order and the date it is to become effective since it is desired that the Commission's Order, when issued, become effective forthwith. The Service Corporation and American consent to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or Order in this matter, unless the Office opposes the matter covered by this Application or Declaration.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS
     (a)  Exhibits:

          1    Service Corporation Organizational Chart Before the
               Realignment

          2    Service Corporation Organizational Chart After the
               Realignment

          3    Map Showing Distribution Regions (filed in paper)

          4    Map Showing Transmission Regions (filed in paper)

          5 Service Corporation Staffing Changes As a Result of the Realignment

          6 American Electric Power Position Statement,"Seeking Equity and Freedom of Choice in Transition to Retail Competition"

          B    Proposed Schedule A to Service Agreements

          D-1  Application of APCo to the State Corporation
               Commission of Virginia (to be filed by amendment)

          D-2  Application of APCo to the West Virginia Public
               Service Commission (to be filed by amendment)

          D-3  Application of WPCo to the West Virginia Public
               Service Commission (to be filed by amendment)

          D-4  Order of State Corporation Commission of Virginia
               (to be filed by amendment)

          D-5 Order of West Virginia Public Service Commission as to APCo (to be filed by amendment)

          D-6 Order of West Virginia Public Service Commission as to WPCo (to be filed by amendment)

          F    Legal Opinion (to be filed by amendment)

          G    Proposed Notice

     (b)  Financial Statements:

          Financial Statements will be filed by amendment.


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS
     It is believed that permitting this Application or Declaration to become effective will not constitute a major Federal action significantly affecting the quality of the human environment. No other Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.

                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                    AMERICAN ELECTRIC POWER SERVICE CORPORATION


                    By:_/s/ G. P. Maloney____________
                         G. P. Maloney
                         Executive Vice President



January 16, 1996